

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2023

Robert J. Durian
Chief Financial Officer
Alliant Energy Corporation
4902 N. Biltmore Lane
Madison, Wisconsin 53718

      Re: Alliant Energy Corporation
            Form 10-K for the Fiscal Year Ended December 31, 2022
            Filed February 24, 2023
            File No. 001-09894

Dear Robert J. Durian:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Energy & Transportation